Filed by Avanex Corporation (Commission File No. 000-29175)
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Oplink Communications, Inc.
(Commission File No. 000-31581)

Avanex Restates Financial Statements To Reflect Decrease
in Deferred Stock Compensation Charges
Historical Results Improve Slightly—No Other Changes in
Reported Results

May 30, 2002

Fremont, Calif.—Avanex Corporation, global provider of photonic processors that enable next-generation performance for optical communications networks, today announced that it has restated its financial results for the fiscal year ended June 30, 2001, and each of the first three quarters of the current fiscal year, to decrease charges taken for deferred stock compensation, resulting in a slight reduction in net loss during each affected period.

Avanex President and CEO Paul Engle said, “The determination to amend these financial statements was made in conjunction with our independent auditors, Ernst & Young, LLP. We together concluded that the Company had expensed too much for deferred compensation during these periods, and needed to adjust that.”

The Company said that it reduced deferred compensation charges from $53.1 million to $50.4 million, or approximately 5%, in its 2001 financial results, and from $19.4 million to $14.8 million, or approximately 24%, during the first nine months of the current fiscal year. Today the Company filed these restated annual and quarterly financial statements in an amended Form 10-K for fiscal 2001 and amended Forms 10-Q for the first three quarters of fiscal 2002.

The restatement to the Company’s financial statements occurred following analyses undertaken in connection with the Company’s preparation of a Registration Statement on Form S-4 related to the proposed merger with Oplink Communications, Inc.

“Other than reducing our net loss, these changes in deferred stock compensation charges, which are non-cash charges, do not otherwise impact the Company’s financial statements,” said Engle. The restated financial statements for the fiscal year ended June 30, 2001, were audited by Ernst & Young, LLP.

About Avanex

Avanex designs, manufactures and markets photonic processors for the communications industry. Avanex’s photonic processors offer communications service providers and optical systems manufacturers greater levels of performance and miniaturization, reduced complexity and increased cost-effectiveness as compared to current alternatives.

Avanex was incorporated in 1997 and is headquartered in Fremont, Calif. In addition to a development and manufacturing facility in Fremont, the company also maintains The Photonics Center™ in Richardson, Texas, and a development facility in Hudson, Mass.

To learn more about Avanex, visit its web site at: www.avanex.com.

Additional information about the merger and where to find it.

Avanex has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In

Filed by Avanex Corporation (Commission File No. 000-29175)
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Oplink Communications, Inc.
(Commission File No. 000-31581)

addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, NW; Washington, DC, 20549; or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act. Actual results could differ materially from those projected in the forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, our inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance.

Avanex undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Media
Tony Florence
Phone: 510-897-4162
Fax: 510-897-0189
e-mail: tony_florence@avanex.com

Investor Relations
Mark Weinswig
Phone: 510-897-4344
Fax: 510-897-4345
e-mail: mark_weinswig@avanex.com